TRANSGLOBE ENERGY CORPORATION: RELEASE DATE OF YEAR-END AND
FOURTH QUARTER 2008 RESULTS AND CONFERENCE CALL

TSX: “TGL” & NASDAQ: “TGA”

Calgary, Alberta, March 5, 2009 - TransGlobe Energy Corporation (“TransGlobe”) will announce its year-end and fourth quarter 2008 financial and operating results on Thursday, March 12, 2009 prior to the opening of the stock markets. A conference call and web cast to discuss the results will be held the same day:

Time:	2:30 p.m. Mountain Time (4:30 p.m. Eastern Time)

Dial-in:	1-416-641-6108 or toll free at 1-866-226-1792

Webcast:	http://events.onlinebroadcasting.com/transglobe/031209/index.php

Shortly after the conclusion of the call, a replay will be available by dialing 1-416-695-5800 or toll free at 1-800-408-3053. The pass code is 3282282#.The replay will expire at midnight (Eastern) on March 19, 2009. Thereafter, a copy of the call can be accessed through a link on TransGlobe’s Web site at www.trans-globe.com.

TransGlobe is a Calgary-based oil and gas producer with proved reserves and production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe owns working interests in more than 6.8 million acres across their operating regions. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ under the symbol TGA.

For further information, please contact:

Anne-Marie Buchmuller
Manager, Investor Relations & Assistant Corporate Secretary

Tel: (403) 268-9868
Cell: (403) 472-0053
Web site: www.trans-globe.com
E-mail: investor.relations@trans-globe.com